J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

May 13, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re: Tuatara Capital Acquisition Corporation
Registration Statement on Form S-4 (the "Registration Statement")
File No. 333-262628

Ladies and Gentlemen:

J.P. Morgan Securities LLC ("J.P. Morgan") is sending this notice to the Securities and Exchange
Commission (the "Commission") in accordance with the procedures described in Section 11(b)(1) of the
Securities Act of 1933, as amended.

In February, 2021, J.P. Morgan acted as an underwriter in the initial public offering of stock of Tuatara
Capital Acquisition Corporation, a special purpose acquisition vehicle (the "SPAC"). In connection with
such offering, J.P. Morgan received a portion of its underwriting fee and was entitled to receive the
remainder in connection with any acquisition by the SPAC. J.P. Morgan has not participated in
connection with the SPAC's proposed acquisition transaction described in the above-referenced
Registration Statement filed with the Commission (the "Transaction") and has notified the SPAC that J.P.
Morgan has waived its right to receive any remaining underwriting fee in connection with the February
2021 offering of the SPAC's common stock.

As a result, J.P. Morgan Securities LLC hereby notifies the Commission that it disclaims any responsibility
for the above-referenced Registration Statement. Nothing in this letter is intended to constitute an
acknowledgement or admission, and J.P. Morgan expressly denies, that it is a statutory underwriter in
connection with the Transaction.

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:

Name: Brittany Collier

Title: Managing Director